Exhibit 11

                     Golden American Life Insurance Company
                 Computation of Earnings Per Share (unaudited)
                     (in thousands, except per share data)




                                     Quarter Ended June 30    Six Months Ended June 30
                                     ---------------------    ------------------------
                                       1995        1994            1995       1994
                                       ----        ----            ----       ----

Net Income                            $ 1,258     $   281        $ 1,111     $   938


Weighted average number of shares
  outstanding during the period           250         250            250         250
                                      -------     -------         -------     -------

Earnings Per Share                    $  5.03     $  1.12        $  4.44     $  3.75
                                      =======     =======        =======     =======
